UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION    -------------------
                             Washington, D.C. 20549            SEC FILE NUMBER
                                                                 001-12289
                                  FORM 12b-25                -------------------
                                                                CUSIP NUMBER
                          NOTIFICATION OF LATE FILING             811904101
                                                             -------------------


(Check One):  |X| Form 10-K   |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q

              |_| Form N-SAR   |_| Form N-CSR

For Period Ended:  December 31, 2005
                   -----------------
|_|   Transition Report on Form 10-K
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q
|_|   Transition Report on Form N-SAR

For the Transition Period Ended:
                                 --------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

SEACOR Holdings Inc.
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Full Name of Registrant

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Former Name if Applicable

2200 Eller Drive
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Address of Principal Executive Office (Street and Number)

Fort Lauderdale, Florida  33316
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

    |X|   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed).

          SEACOR Holdings Inc. (the "Company") was unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 within the prescribed time period without unreasonable effort and expense due to difficulties encountered in document processing and final documentary review, delaying the Company's ability to complete the preparation of its Annual Report on Form 10-K for the year ended December 31, 2005. The Company expects to file its Annual Report on Form 10-K for the year ended December 31, 2005 on Monday, March 20, 2006. Reported results will be consistent with those previously announced in the Company's press release, dated February 27, 2006, and furnished with the Company's Current Report on Form 8-K on February 27, 2006.


PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Richard J. Ryan                (954)                       524-4200
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     (Name)                      (Area Code)              (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                            |X|  Yes  |_|   No
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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            |X|  Yes  |_|   No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               On July 1, 2005, the Company completed the acquisition of Seabulk International, Inc. ("Seabulk") by means of a merger with a wholly owned subsidiary of the Company. Seabulk has operated as a wholly owned subsidiary of the Company since that merger. As a result, the consolidated results of operations of the Company contained in its Annual Report on Form 10-K for the year ended December 31, 2005 will include the results of Seabulk, including a new business segment to reflect the Marine Transportation business of Seabulk, which were not included in the Company's Form 10-K for the year ended December 31, 2004. The filing of this Form 12b-25 is unrelated to this anticipated change. Net income reported for 2005 will be $170.7 million, or $6.95 per diluted share, on operating revenue of $972.0 million, compared with 2004 net income of $19.9 million, or $1.08 per diluted share, on operating revenue of $491.9 million.

================================================================================

                              SEACOR HOLDINGS INC.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 16, 2006             By  /s/ Richard J. Ryan
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                                     Richard J. Ryan, Chief Financial Officer